I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

        [ ] Merger

        [X] Liquidation

        [ ] Abandonment of  Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [ ] Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.   Name of fund:  Corporate Investment Trust Fund

3.   Securities and Exchange Commission File No.: 811-2321

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [X] Initial Application           [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         Prudential Equity Group, LLC
         100 Mulberry Street
         Gateway Center Three
         Newark, New Jersey 07102

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Philip A. Heimowitz, Esq.
         Cahill Gordon & Reindel LLP
         80 Pine Street
         New York, New York 10005-1702
         (212) 701-3484

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        Linda Hayes
        JPMorgan Chase Bank
        14201 Dallas Parkway
        11th Floor
        Dallas, Texas 75254-2917

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

      [ ] Management company;

      [X] Unit investment trust; or

      [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

      [ ] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         N/A

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         N/A

13.  If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

                  Prudential Equity Group, LLC
                  100 Mulberry Street
                  Gateway Center Three
                  Newark, New Jersey 07102

         (b)      Trustee's name(s) and address(es):

                  JPMorgan Chase Bank
                  14201 Dallas Parkway
                  11th Floor
                  Dallas, Texas 75254-2917

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ] Yes [X] No

If Yes, for each UIT state: Name(s): . File No.: 811- __________
     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [ ] Yes [X] No

       If Yes, state the date on which the board vote took place:
             If No, explain:

     A unit investment trust does not have a board of directors. Liquidation was made pursuant to the provisions of the Trust Indenture and Agreement.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [ ] Yes [X] No

       If Yes, state the date on which the shareholder vote took place:
             If No, explain:

     Liquidation was made pursuant to the provisions of the Trust Indenture and Agreement which does not require shareholder approval.

II.   Distributions to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X] Yes [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

        Please see attached Schedule A.

     (b)  Were the distributions made on the basis of net assets?

        [X] Yes [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

        [X] Yes [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:
     Were any distributions to shareholders made in kind?

        [ ] Yes [X] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

        [ ] Yes [ ] No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

        [X] Yes [ ] No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

        None

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ] Yes [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

        [ ] Yes [X] No

      If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

        [ ] Yes [ ] No


21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ] Yes [X] No

      If Yes,

          (a) Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)  Legal expenses: None

          (ii) Accounting expenses: None

          (iii)Other  expenses  (list  and  identify  separately):

                Pleasee  see attached Schedule B

          (iv) Total  expenses  (sum  of  lines  (i)-(iii)  above):

                Please  see attached Schedule B

     (b)  How were those expenses allocated?

     The expenses were allocated pro rata based on share ownership.

     (c)  Who paid those expenses?

     The trustee paid the expenses on behalf of the fund. Upon termination of the fund, the trustee estimated remaining expenses in connection with the liquidation of the Trust and any final Trust expenses (e.g. expenses related to the mailing of the final reports, final tax reporting, and compliance). To the extent the actual expenses were less than the estimated amount retained and the cost of distributing such expenses would exceed the amount of assets available, such excess amounts escheat to the estate.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ ] Yes [X] No

     If Yes, cite the release numbers of the Commission.s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

       [ ] Yes [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes [X] No

      If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- __________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


     The undersigned states that (i) it has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Corporate Investment Trust Fund, (ii) it is the Depositor of Corporate Investment Trust Fund , and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of its knowledge, information, and belief.

                                              Prudential Equity Group, LLC

                                              By: /s/ Kenneth Tanji
                                                Name: Kenneth Tanji
                                               Title: Senior Vice President

                                   Schedule A


811-2321


Name of Trust:                                                                        Final Asset
                                                                                   Distribution Date:

Corporate Investment Trust Fund First Monthly Payment Series                    Information not available
Corporate Investmemt Trust Fund Second Monthly Payment Series                   Infomrtaion not available
Corporate Investment Trust Fund Third Monthly Payment Series                    Trust terminated 09/03/1991
Corporate Investment Trust Fund Fourth Monthly Payment Series                   Information not available
Corporate Investment Trust Fund Fifth Monthly Payment Series                    Information not available
Corporate Investment Trust Fund Sixth Monthly Payment Series                    Information not available
Corporate Investment Trust Fund Seventh Monthly Payment Series                  Information not available
Corporate Investment Trust Fund Eighth Monthly Payment Series                   Information not available
Corporate Investment Trust Fund Ninth Monthly Payment Series                    Information not available
Corporate Investment Trust Fund Tenth Monthly Payment Series                    Information not available
Corporate Investment Trust Fund Eleventh Monthly Payment Series                 Information not available
Corporate Investment Trust Fund Twelfth Monthly Payment Series                  Information not available
Corporate Investment Trust Fund Thirteenth Monthly Payment Series               Information not available
Corporate Investment Trust Fund Fourteenth Monthly Payment Series               Information not available
Corporate Investment Trust Fund Fifteenth Monthly Payment Series                Information not available



                                   Schedule B

811-2321


Name of Trust:                                                      Other Expenses:                Description:

Corporate Investment Trust Fund First Monthly Payment Series     Information not available      Information not available
Corporate Investmemt Trust Fund Second Monthly Payment Series    Infomrtaion not available      Information not available
Corporate Investmemt Trust Fund Second Monthly Payment Series    Infomrtaion not available      Information not available
Corporate Investment Trust Fund Third Monthly Payment Series     Information not available      Information not available
Corporate Investment Trust Fund Fourth Monthly Payment Series    Information not available      Information not available
Corporate Investment Trust Fund Fifth Monthly Payment Series     Information not available      Information not available
Corporate Investment Trust Fund Sixth Monthly Payment Series     Information not available      Information not available
Corporate Investment Trust Fund Seventh Monthly Payment Series   Information not available      Information not available
Corporate Investment Trust Fund Eighth Monthly Payment Series    Information not available      Information not available
Corporate Investment Trust Fund Ninth Monthly Payment Series     Information not available      Information not available
Corporate Investment Trust Fund Tenth Monthly Payment Series     Information not available      Information not available
Corporate Investment Trust Fund Eleventh Monthly Payment Series  Information not available      Information not available
Corporate Investment Trust Fund Twelfth Monthly Payment Series   Information not available      Information not available
Corporate Investment Trust Fund Thirteenth Monthly Payment Series Information not available     Information not available
Corporate Investment Trust Fund Fourteenth Monthly Payment Series Information not available     Information not available
Corporate Investment Trust Fund Fifteenth Monthly Payment Series  Information not available     Information not available
